SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August, 2019
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

REPORT ON THE BRAZILIAN CODE OF CORPORATE GOVERNANCE - PUBLICLY-HELD COMPANIES

CVM Instruction 480/2009 - Annex 29-A

Fiscal Year Starting on: January 1, 2018
Fiscal Year Ending on: December 31, 2018
Reference Date: December 31, 2019

Approved by the Board of Directors on: July 26, 2019

Section - Principle - Practice	Option	Explanation
1.1.1 The company's capital stock shall consist of common shares only.	S
1.2.1 Shareholders’ agreements shall not bind the exercise of voting rights of any manager or member of any of its supervision and control bodies.	NA

1.3.1 The executive board shall use the shareholders’ meeting to report on the conduct of the Company’s business, wherefore Management shall publish a manual in order to simplifying and encouraging participation in such shareholders’ meetings.

S

1.3.2 The minutes of any  shareholders’ meeting  shall enable  full understanding of the discussions at the meeting, even if they are drafted in the form of a summary of facts, and provide an identification of the votes cast by the shareholders.

S

1.4.1 The board of directors shall conduct a critical analysis  of  the advantages  and disadvantages of the protection measures and its characteristics, and especially of pricing parameter and triggers, where applicable, as well as explain such measures and characteristics.

NA
1.4.2 Any provisions rendering it impossible to remove the measure from the bylaws, i.e. those known as ‘immutable clauses’ shall not be used.	NA

1.4.3 Should the bylaws determine that a public offering of shares (OPA) shall be held whenever a shareholder or group of shareholders directly or indirectly achieves a material interest in the voting capital, then the offering pricing rule shall not impose any additions of premiums substantially above the economic value or market value of such shares.

NA

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

REPORT ON THE BRAZILIAN CODE OF CORPORATE GOVERNANCE - PUBLICLY-HELD COMPANIES

CVM Instruction 480/2009 - Annex 29-A

Fiscal Year Starting on: January 1, 2018
Fiscal Year Ending on: December 31, 2018
Reference Date: December 31, 2019

Approved by the Board of Directors on: July 26, 2019

1.5.1 The Company’s bylaws shall set forth that: (i) any  transactions  characterizing a direct or indirect sale of a controlling equity interest shall be carried out together with a public offering of shares (OPA) directed at all shareholders at the same price and on the same terms as secured by the selling shareholder; and (ii) the managers will opine on the terms and conditions of any corporate restructuring, capital increase or any such other transactions as may give rise to a change in control and state whether they ensure a fair  and  equitable treatment for the Company’s shareholders.

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1.6.1 The bylaws shall set forth that the board of directors shall issue  their  opinion on any OPA the subject of which are shares or any securities convertible into or exchangeable for shares issued by the Company, which opinion shall contain, among other relevant information, management’s views on any acceptance of such OPA and on the Company’s economic value.

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1.7.1 The Company shall prepare and publish an income allocation policy as outlined by the board of directors. Such policy shall  provide,  among  other  points, the frequency of dividend payouts and the parameter to be used for determining the relevant amounts (as percentages of the adjusted net profit and the free cash flow, among others).

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1.8.1 The bylaws shall clearly and accurately identify the public interest that justified the creation of the mixed-capital company in a specific chapter.	S

The Bylaws, specifically in its Article, clearly and precisely identifies the public interest that justified the creation of Sabesp in Article 2, in “Chapter I - Name, Headquarters, Purpose and Term”, which states that, regarding the provision of basic sanitation services, focusing  on their  universalization in the State of São Paulo: ARTICLE 2 – The Company’s main corporate purpose is to render basic sanitation services in view of its universal service in the state of São Paulo, without losing long-term financial sustainability, comprising the following activities: water supply, sanitary sewage, drainage and handling of urban rain water, urban cleaning and handling of solid waste, in addition to other related activities, including the planning, operation and maintenance of production systems, storage, preservation and trading of energy, to itself or third parties  and trading  of services,  products, benefits and rights that, direct or indirectly, result from its assets, projects and activities, and it may also operate as a subsidiary anywhere in the country or abroad providing the services mentioned above. Sabesp was created in 1973 from the consolidation of several water and sewer utility companies in order to plan, execute and operate public utilities in basic sanitation. Brazil’s Federal Constitution sets forth that it is commonly incumbent upon the Union, States and Municipalities to foster basic sanitation programs, whereas the São Paulo State Constitution provides that basic sanitation policies should create and develop institutional and financial mechanisms aimed at ensuring the benefits of sanitation to  the  entire  population,  while  fostering and implementing common solutions shared between State and Municipalities through regional integrated action plans.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

REPORT ON THE BRAZILIAN CODE OF CORPORATE GOVERNANCE - PUBLICLY-HELD COMPANIES

CVM Instruction 480/2009 - Annex 29-A

Fiscal Year Starting on: January 1, 2018
Fiscal Year Ending on: December 31, 2018
Reference Date: December 31, 2019

Approved by the Board of Directors on: July 26, 2019

1.8.2 The board of directors shall monitor the Company’s activities and have policies, mechanisms and internal controls in place to determine any costs of serving the public interest, as well as any reimbursement of the Company or the other shareholders and investors by the controlling shareholder.

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Given the nature of the sanitation business, we understand that the cost of serving the public interest is the very cost of providing the services that comprise the Company’s business purpose, which are disclosed on a quarterly basis in its financial statements. In this context, the Board of Directors, which is the joint decision-making body responsible for the Company’s higher governance, shall be  convened,  under  its  Internal  Regulations, at regular meetings once a month, and at special meetings whenever the Company’s interests so require. Any  matters  referred  to  the  Board  of  Directors for review shall be submitted with a proposal approved by the Executive Board or the Company’s  relevant  bodies,  as  well  as  a  legal opinion, where necessary for reviewing any particular matter. It is further established that the Board of Directors makes decisions  by a  majority of  votes cast by those attending the relevant meeting, and in the event of a tie, the proposal having received the  vote of  the director  chairing the  meeting shall prevail. Additionally, the Board of Directors is advised by an Audit Committee, which holds regular meetings twice a month and special meetings whenever needed. Such Committee is responsible for tracking and monitoring accounting, internal auditing,  independent  auditing, compliance and risk management activities. The Audit Committee keeps the Board of Directors regularly informed of its activities through opinions, recommendations, reports and decision-making subsidies. The Board of Directors directs, monitors and controls the Company’s  activities  by  performing the following duties, as set forth in article 14 of the Bylaws: (a) approving the strategic planning; (b) approving the business plan and the annual  and  multi-annual  programs; (c) approving the  spending and investment budgets; (d)  reviewing the  achievement of goals and  targeted results;

(e)  deciding  on  the  utility  and  service  pricing  and  billing  policy, subject  to  the  regulatory  framework  for  the  relevant  sector; (f)  monitoring  the execution of plans, programs, projects and budgets; (g) setting public policy objectives and priorities that are compatible with the Company’s area of operation and business purpose ; (h) preparing, assessing and approving institutional policies/  and  (i)  implementing  and  supervising  risk  management and internal control systems. Additionally, it is important to note that any adjustments to the charges billed for the provision of utility services will adhere to the guidelines set forth by the Basic Sanitation Law and by the São Paulo State Sanitation and Energy Regulatory Agency  (ARSESP), through a process involving public consultations and hearings.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

REPORT ON THE BRAZILIAN CODE OF CORPORATE GOVERNANCE - PUBLICLY-HELD COMPANIES

CVM Instruction 480/2009 - Annex 29-A

Fiscal Year Starting on: January 1, 2018
Fiscal Year Ending on: December 31, 2018
Reference Date: December 31, 2019

Approved by the Board of Directors on: July 26, 2019

2.1.1 The board of directors shall, without prejudice to any of its other duties under the law and the bylaws or any other practices set forth in the Code: (i) determine business strategies considering the impacts  of  the  Company’s activities on society and the environment aiming  at the  Company’s perpetuity and long-term value creation; (ii) to assess, from time  to time,  the  Company’s risk exposure and the effectiveness of its risk management systems, internal controls and compliance system and to approve a risk management policy consistent with the Company’s business strategies; (iii) to define the Company’s ethical principles and values  and  to ensure the issuer’s  consistent transparency in its relationship with all stakeholders; and (iv) to annually review the corporate governance system with a view to improving it.

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The Company adheres to recommended practices: (i) the strategic planning considers the impacts of the Company’s activities on society and the environment and, as set forth in article 14, item I, of the Bylaws, shall be approved by the Board of Directors—in addition, article 14, item XV, of the Bylaws provides that the Board of Directors shall also set public policy goals and priorities that are consistent  with the  Company’s area  of operation and business purpose ; (ii) under the Bylaws, it is incumbent upon the Board of Directors to implement and oversee risk management and internal controls systems set up to prevent and mitigate the main risks to which the Company is exposed, including risks relating to the accuracy of its  accounting and financial  information and to events of corruption and fraud—additionally, the Board of Directors is also responsible for approving    some of the Company’s institutional policies, as required under the Bylaws, including its compliance, internal audit and corporate risk management policies, and is advised by an Audit Committee which consists of three independent directors and is assigned the following duties: (a) monitoring the Company’s internal auditing, compliance and internal controls activities (Art. 28(XVI) of the Bylaws); (b) assessing and monitoring the Company’s risk exposures (Art. 28(XVII) of the Bylaws); (c) monitoring the effectiveness of the Company’s internal controls (Art. 3 of the Audit Committee’s Internal Regulations); (iii) the ethical principles and values are set forth in the Code of Conduct and Integrity approved by the Executive Board (Art. 19(II)(e)),      by the Audit Committee (Art. 28(II)) and by the Board of Directors (Art. 14(XXXIII)), and transparency in the relationship with stakeholders is one of      the principles set forth in said Code—the Board of Directors shall also oversee the implementation of a previous inquiry mechanism for answering questions about the application of the Code of Conduct and Integrity (Art. 14(XXXIV)), as well as discuss, approve and monitor decisions on the compliance program and the Code of Conduct and Integrity (Art. 14(XXX)); (iv)  as  set forth in article 14, item XXX,  of the  Bylaws, the  Board of  Directors shall discuss, approve and monitor any decision involving corporate governance practices, relationship with stakeholders, the people management policy, the compliance program, and the Code of Conduct and Integrity. Article 14, item VIII, of the Bylaws provides that the Board of Directors shall annually review the related-party transactions policy. Additionally, article 28 of the  Bylaws  provides  that it  is  incumbent  upon the Audit Committee, which is an advisory body tied to the Board of Directors, to: (a) permanently assess the accounting practices and  the  internal  controls and processes in place at the Company with a view to identifying any critical issues,  financial  risks  and  potential  contingencies  and  suggesting such  improvements as  it  may deem necessary; (b)  monitor the Company’s internal auditing, compliance and internal  control activities;  and (c) assess, monitor and recommend to Management any corrections or improvements to the Company’s internal policies, including the related- party transactions policy.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

REPORT ON THE BRAZILIAN CODE OF CORPORATE GOVERNANCE - PUBLICLY-HELD COMPANIES

CVM Instruction 480/2009 - Annex 29-A

Fiscal Year Starting on: January 1, 2018
Fiscal Year Ending on: December 31, 2018
Reference Date: December 31, 2019

Approved by the Board of Directors on: July 26, 2019

2.2.1 The bylaws shall provide that: (i) a majority of the board of directors shall consist of outside members, and at least one third of the board of directors shall consist of independent members; and (ii) the board of directors shall annually assess and disclose who its independent members are, while indicating and justifying any such circumstances as may compromise their independence.

P

(i) Notwithstanding that there are no provisions in the bylaws requiring a  majority of the Board of Directors to consist of  outside member  and at     least one third thereof to consist of independent members, the current make-up of the Board of Directors is in line with the recommended practice,  with an outside membership of 89 percent and an independent membership of 67 percent, one of whom being the representative of minority shareholders. Additionally, the Company  informs  that its  Bylaws are adherent to the Novo Mercado Regulations,  the segment  in which its shares  have been listed since 2002. (ii) Even though there is no explicit provision in the Bylaws requiring the Board of Directors to conduct an annual assessment of the independent status of each its independent member or to report any such circumstance as may compromise each such member’s independence, the Board of Directors’ Internal Regulations provide, in § 4 of article 29, that the independent status of the  directors  shall  be  reassessed on an annual basis, recorded in the minutes  of its  relevant meets  and disclosed  in the  Reference Form. The Company  further informs  that, under article 11 of the Bylaws, the designation of nominees to the Board of Directors as independent members is decided upon by the Shareholders’ Meeting appointing them. In addition, also considered independent member are any members elected by the minority shareholders through a separate vote, as set forth in article 141, §§ 4 and 5, and article 239 of Federal Law No 6,404/1976, as well as article 22, § 4, of Federal Law  No. 13.303/2016. Lastly, it is noted that the  independent status  of the current independent members of the Board of Directors  has been: (1) verified  at the time of their election at the Annual and Special Shareholders’ Meeting held on April 27th, 2018, by a declaration issued by the nominees to the effect that they meet the independence requirements; (2) mentioned in the Management’s Proposal published on the occasion of the 2018 AESM;

(3) reassessed by the Board of Directors at a meeting held on March 27, 2018, which expressed its favorable opinion on the framing of nominees for a seat on the Board of Directors as independent members under Article 16 of the Novo Mercado Listing Regulations and Article 22 of Law No. 13,303/2016; and (4) reaffirmed in the Reference Form filed at CVM on June 14, 2019 (referring to the base date of December 31, 2018).

2.2.2 The board of directors shall approve a nomination policy providing: (i) for  the nomination process for members of the board of directors, including nominations for membership in other Company bodies in such process; and (ii) that the board of directors shall be made up in view of the time availability of its members to perform their duties and the diversity of their knowledge, experiences, behaviors, culture, age groups and genders.

S

The Company has a nomination policy in place, as approved by the Board of Directors on October 29, 2018 , and also has an Eligibility and Advisory Committee, which is charged with overseeing the nomination and assessment process for managers and fiscal council members, as set forth in the bylaws, and subject to the provisions of article 10 of Federal Law No. 13,303/2016 (State-Owned Companies Act). Such committee consists of up to  three members, elected and dismissed by the Shareholders’ Meeting. The Nomination Policy and the structure of the Committee are available on the Company’s website (www.sabesp.com.br/investidores), and on the website of the Brazilian Securities Commission (www.cvm.gov.br).For more information, see item 12.3(d) of the Reference Form filed at CVM on June 14, 2019 (referring to the base date of December 31, 2018).

2.3.1 The chief executive officer shall not cumulatively hold the position of chairman of the board of directors.	S

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

REPORT ON THE BRAZILIAN CODE OF CORPORATE GOVERNANCE - PUBLICLY-HELD COMPANIES

CVM Instruction 480/2009 - Annex 29-A

Fiscal Year Starting on: January 1, 2018
Fiscal Year Ending on: December 31, 2018
Reference Date: December 31, 2019

Approved by the Board of Directors on: July 26, 2019

2.4.1 The Company shall implement an annual assessment process for the board of directors and its committees, such as joint decision-making bodies, the chairman of the board of directors, the board members, taken individually, and the governance department, if any.

S

The Company has a specific, formal process in place to assess the performance of the Board of Directors and its committees, joint decision-making bodies, the chairman of the Board of Directors, and the other board members, taken individually, which is in accordance with Federal Law No. 13.303/16. Additionally, the Company informs that it does not formally have a governance department in its organization chart. Such activities are conducted by the Office of the CEO, which is assessed, as are the other employees, within the scope of the annual competency and performance assessment. The assessment process is carried out by the Company itself, not currently counting on external experts. The assessment considers the attendance and active participation of the members of such bodies, as well as points for improvement. For more information  on  this  annual assessment process, please refer to item 12.1(d) of the Reference Form filed at CVM on June 14, 2019.

2.5.1 The board of directors shall approve a succession plan for the chief  executive office, and shall keep it up to date, which plan shall be prepared in coordination with the chairman of the board of directors.

N

The Company has no succession plan because, since it is a company controlled by the State of São Paulo,  it is  solely incumbent upon the  São Paulo State Governor to nominate the Company’s officers. This is so under article 47, item XIII, of the State Constitution. Notwithstanding the State’s nomination, under article 14, item XL, of the Bylaws, it is incumbent upon the Board of Directors to appoint and remove members of the Executive Board. We should point out that any nominees for membership of the Executive Board shall meet the  requirements and  clear the  prohibitions set  forth in Federal Law No. 6,404/76 and Federal Law No. 13,303/16, particularly article 17 thereof. Additionally, the Company has an Eligibility and Advisory Committee responsible for overseeing the nomination and assessment process for managers and fiscal council members, subject to the provisions of article 10 of Federal Law No. 13,303/2016 (State-Owned Companies Law). The election of the current members of this committee took place at the Shareholders' Meeting of June 3, 2019.

2.6.1 The Company shall have a onboarding program for new members of the board of directors, which shall be previously structured so that said  new  members are introduced to key individuals within the Company and shown to its facilities, and shall address topics deemed key to understanding the Company’s business.

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The Company has an onboarding program in place for new members of the Board of Directors, fiscal council and Executive Board, as approved by the Board of Directors. The program aims to share key information on the Company with new members so they can properly perform their duties. The program includes a corporate presentation of those responsible for the  key business processes, making key corporate documents available, a  tour of the facilities, a training and development program under Federal Law No. 13,303/16, and an introduction to the performance assessment process.

2.7.1 The compensation for members of the board of directors shall be proportional to their duties and responsibilities and the  time  required  from them. There shall be no compensation based  on  attendance at  meetings, and  the variable compensation for directors, if any, shall not be linked to short-term results.

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2.8.1 The board of directors shall have internal regulations in place to govern its responsibilities, duties and rules of operation, including: (i) the duties of the chairman of the board of directors; (ii) the rules for replacing the chairman of     the board in the event of their absence or vacancy; (iii) the measures to be taken in any conflict of interest situations; and (iv) specification of the time in advance within which materials shall be received for discussion at meetings, with an appropriate degree of depth.

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COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

REPORT ON THE BRAZILIAN CODE OF CORPORATE GOVERNANCE - PUBLICLY-HELD COMPANIES

CVM Instruction 480/2009 - Annex 29-A

Fiscal Year Starting on: January 1, 2018
Fiscal Year Ending on: December 31, 2018
Reference Date: December 31, 2019

Approved by the Board of Directors on: July 26, 2019

2.9.1 The board of directors shall put together an annual calendar with the dates of regular meetings, which shall not be less than six or more than twelve, and  shall also call special meetings whenever necessary. Said calendar shall contemplate an annual theme-based agenda including the relevant topics and discussion dates.

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2.9.2 The meetings of the board of directors shall regularly allow for exclusive sessions for outside members, without any executives or other guests in attendance, so that such members can align with each other and discuss any such themes as may create discomfort.

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2.9.3 The minutes of meetings of the board of directors shall be clearly worded and record the decisions made, the persons attending, votes the votes against them, and abstentions from voting.	S

Article 21, item 1, of the Board of Directors’ Internal Regulations provides that the minutes are to be worded clearly and contain a record of the members in attendance and the decisions made, including any abstentions and votes against them.

3.1.1 The executive board shall, without prejudice to their duties under the law and the bylaws or any other practices set forth in the Code: (i)  implement  the  risk management policy and, whenever necessary, propose to the board of directors any revision of such policy to reflect changes in the risks to which the Company is exposed; and (ii) implement and maintain effective monitoring and reporting mechanisms, processes and programs for financial and operational performance and for impacts of the Company’s activities on society and the environment.

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3.1.2 The executive board shall have its own internal regulations providing for its framework, procedures, roles and responsibilities.	S
3.2.1 There shall be no seats on the executive board or management positions reserved for direct nomination by any shareholders.	P

As a mixed-capital company controlled by the State of São Paulo, even though it is solely incumbent  upon the São Paulo State Governor to nominate  the Company’s officers under article 47, item XIII, of the State Constitution, it is incumbent upon the Board of Directors to appoint and remove  members of the Executive Board. We should point out that any nominees for membership of the Executive Board shall  meet the requirements and  clear the prohibitions set forth in Federal Law No. 6,404/76 and Federal Law No. 13,303/16, particularly article 17 thereof. Additionally, the Company informs that it has an Eligibility and Advisory Committee responsible for overseeing the nomination and assessment process for managers and fiscal council members, subject to the provisions of  article 10 of Federal Law No. 13,303/2016 (State-Owned  Companies Law). Such committee  consists of  up to three members, elected and dismissed by the Shareholders’ Meeting. Concerning  management positions, the Company  selects professionals  from among its own employees through an in-house selection process designed to identify the potential nominee whose profile best fits the opening available or, where a successor is nominated, to evaluate the profile and potential of such nominees. In addition, succession preparation and training actions are carried out.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

REPORT ON THE BRAZILIAN CODE OF CORPORATE GOVERNANCE - PUBLICLY-HELD COMPANIES

CVM Instruction 480/2009 - Annex 29-A

Fiscal Year Starting on: January 1, 2018
Fiscal Year Ending on: December 31, 2018
Reference Date: December 31, 2019

Approved by the Board of Directors on: July 26, 2019

3.3.1 The chief executive officer shall be assessed annually by a formal process conducted by the board of directors based on financial and non-financial targets achieved for the Company by the board of director.

P

The Company has a performance assessment process in place for the Executive Board, as a joint decision-making body, as well as the officers, taken individually, including the Chief Executive Officer, which process is compliant with Federal Law No. 13.303/16. In 2018, the assessment  was carried     out online during the month of November.

3.3.2 The assessment results for other officers, including any proposals from the chief executive officers as to the targets to be agreed upon and tenures, promotions or dismissal of executives from the relevant positions, shall be presented, analyzed, discussed and approved at a meeting of the board of directors.

P

The Company has a performance assessment process in place for the Executive Board, as a joint decision-making body, as well as the officers, taken individually, which process is compliant with Federal Law No. 13.303/16. The results of this assessment were made available to the Chief Executive Officer and to the Chairman of the Board of Directors for their assessment. The Governor of the State of São Paulo is solely responsible for matters referring to the permanence, promotion or dismissal of Officers, a fact arising from Article 47, Item XIII, of the State Constitution, since, as a mixed capital company, the Company is controlled by the State of São Paulo.

3.4.1 The compensation of the executive board shall be set by means of a compensation policy approved by the board of directors through a formal, transparent procedure that takes into consideration the costs and risks involved.

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The Company has a compensation policy, approved by the Board of Directors, which establishes the criteria to establish the compensation of the members of the management (executive officers and members of the Board of Directors) and members of the Fiscal Council, of the Statutory Audit Committee and of the Eligibility and Advisory Committee,  in compliance  with Novo  Mercado’s Regulations,  the Bylaws,  the provisions  of Federal  Laws 6404/1976 and 13.303/2016 and of the Resolutions 01/2018 and 01/2019 of the State Council of Capital  Defense (CODEC - Conselho  de Defesa dos Capitais do Estado ). For the Executive Board, the policy establishes: (a) a monthly compensation; (b) an annual bonus, equal to the monthly compensation, calculated pro rata temporis; (c) an annual contingent bonus, which is limited to an amount equivalent to up to six times the monthly compensation or 10 percent of the total amount paid out by the Company as dividends or interest on equity, whichever is less, as calculated for the period comprised by the entire calendar year, and is cumulatively conditional  upon: (I) income having  been determined for  a  quarterly, semi-annual  or annual period; and (II) the mandatory dividend having been paid out to the  shareholders, albeit by  way  of interest on  equity, based  on income  then determined; (d) an annual rest, as paid leave, for a period of  thirty (30) calendar days, with additional  payment corresponding to one  third (1/3) of the monthly compensation; (e) the FGTS payment, except when the Officer is not entitled to the severance fine or advance notice; (f) benefits including meal vouchers, food vouchers, health insurance plans and private pension plans. The maximum overall annual amount payable as compensation for managers, advisory board members and audit committee members is annually approved at a Shareholders’ Meeting, it being incumbent upon the Board of Directors to approve any annual bonus payment to any officers.

3.4.2 The compensation of the executive board shall be tied to results achieved, with medium and long-term targets clearly and objectively related to long-term value creation for the Company.	N

The compensation for the Executive Board includes an annual contingent bonus in an amount equivalent to up  to  six  times  the  monthly  compensation or 10 percent of the total amount paid out by the Company as dividends or interest on equity, whichever is less, as calculated for the period comprised by the entire calendar year, and is cumulatively conditional upon: (a) income having  been determined  for a  quarterly, semi-annual  or annual period; and (b) the mandatory dividend having been paid out to the shareholders, albeit by way of interest on equity, based on income then determined.

3.4.3 The incentive framework shall be consistent with the risk limits set by the board of directors and prohibit any one person from controlling both the decision-making process and the inspection thereof. No  one  shall  decide  on their own compensation.

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The Executive Board does not resolve on its own compensation, nor does it inspect it, inasmuch as the annual amount payable to the Officers is approved by a Shareholders’ Meeting. As regards the annual contingent bonus, it is incumbent upon the Board of Directors  to decide  on their  payment, as  set forth in the Compensation Policy. Additionally, there is no provision in the Compensation Policy that the incentive framework should   be consistent with the risk limits set by the Company’s Board of Directors.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

REPORT ON THE BRAZILIAN CODE OF CORPORATE GOVERNANCE - PUBLICLY-HELD COMPANIES

CVM Instruction 480/2009 - Annex 29-A

Fiscal Year Starting on: January 1, 2018
Fiscal Year Ending on: December 31, 2018
Reference Date: December 31, 2019

Approved by the Board of Directors on: July 26, 2019

4.1.1 The statutory audit committee shall: (i) have as part of its role the duty to advise the board of directors on the quality control and monitoring of financial statements, internal controls, risk management and compliance; (ii) have a majority consisting of independent members and be coordinated by an independent member; (iii) have at least one of its independent members with proven experience in corporate accounting, internal controls, finance  and auditing, on a cumulative basis; and (iv) have its own budget for  hiring  consultants to handle accounting, legal or other affairs, where  an  outside  expert’s opinion is required.

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(i) The Company has a Statutory Audit Committee to advise the Board of Directors, as set forth in Article 26 of the Bylaws. Here is a list of some of its duties: (a) to monitor, assess and review the preparation of quarterly, interim and annual financial statements, reporting to the Board of Directors  where necessary; (b) to permanently assess the accounting practices and the internal controls and processes in place at the Company with a view to identifying any critical issues, financial risks and potential contingencies and  suggesting such improvements as it may deem necessary; (c) monitor       the Company’s internal auditing, compliance and  internal  control activities;  and (d)  to assess and monitor  the Company’s  risk exposures. (ii) The  Audit Committee consists of three independent Directors, in accordance with the requirements set forth in Federal Law No. 13,303/2016, the Novo Mercado Regulations, the Regulations of the Securities and Exchange Commission, and the New York Stock Exchange (where applicable for foreign issuers). (iii) Under the Audit Committee’s Internal Regulations, its members shall possess sufficient technical knowledge of internally accepted corporate accounting practices and for reviewing, preparing and assessing financial statements, as well as knowledge of internal controls and market information disclosure policy. The profile and business experience of the Committee’s current Coordinator, Mr. Ernesto Rubens  Gelbcke,  were  analyzed by the Board of Directors at the time of his appointment at a meeting held on June 21, 2018. (iv) The Audit Committee may request that specialist services be hired to support its activities, including on accounting and legal issues, the compensation for which shall be borne by the Committee’s own annual budget, as approved in accordance with articles 28(XIV) and 30 of the Bylaws. Additionally, the Committee has a budget to carry out its assignments.

4.2.1 The fiscal council shall have its own internal regulations describing its structure, procedures, work plan, rules and responsibilities, without creating any constraints on the individual work of its members.

S
4.2.2 The minutes of fiscal council meetings shall observe the same rules of disclosure as do those of meetings of the board of directors.	P

The decisions/opinions issued by the fiscal council shall be made available on the Brazilian Securities Commission’s website within a period of 7 business days, as set forth by CVM Instruction 480/2009.

4.3.1 The Company shall introduce a policy for contracting extra-audit services with its independent auditors, as approved by the board of directors, forbidding the engagement of any such extra-audit services as might compromise the auditors’ independence. The Company shall not engage as independent auditor anyone having provided internal audit services thereto less than three years earlier.

P

Notwithstanding that the Company has no formal policy in place for contracting extra-audit services approved by the Board of Directors, the engagement of any  service provided by the independent audit firm or related firms other than those comprised in typical audit activities is referred      to the Audit Committee for a prior opinion, as set forth in article 28, item VII, of the Bylaws. Additionally, the Company informs that it gives priority        to using professionals  from its own personnel, who are awarded contracts via public exam, for internal audit activities. If such services should need       to be outsourced, the contracting thereof shall be conducted based on a specific regulation in compliance with Law No. 13,303/16 (State-Owned

Companies Law).

4.3.2 The independent audit team shall report to the board of directors, through the audit committee, if any. The audit committee shall monitor the effectiveness of the independent auditors’ work, as well as their independence. It shall also assess and discuss the annual work plan for  the  independent  auditors  and submit it to the board of directors for review.

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COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

REPORT ON THE BRAZILIAN CODE OF CORPORATE GOVERNANCE - PUBLICLY-HELD COMPANIES

CVM Instruction 480/2009 - Annex 29-A

Fiscal Year Starting on: January 1, 2018
Fiscal Year Ending on: December 31, 2018
Reference Date: December 31, 2019

Approved by the Board of Directors on: July 26, 2019

4.4.1 The Company shall have an internal audit department reporting directly to the board of directors.	S

Under article 36 of the Bylaws, the Internal Audit department reports to the Board of Directors through the Audit  Committee  and,  in  an  administrative link, to the Chief Executive Officer. Although it has an indirect connection with the Board of Directors, the Company informs that, in accordance with article 28, item XVI, of the Bylaws, it is incumbent upon the Audit Committee to monitor  internal  audit  activities,  and  such  committee consists of three independent directors. The Audit Committee has Internal Regulations approved by the Board of Directors, the latest  revision of which was approved on September  20, 2018 and according to which  the Committee  shall keep  the Board of Directors  regularly informed  of the Committee’s activities, particularly in respect of any such matters as may have a significant impact on the Company’s business or financial position. The Company informs, further, that as set forth in article 14, item VII(d), of the Bylaws, it is also incumbent upon the Board of Directors to approve the Internal Audit Policy. The Board of Directors shall, under article 28, item I, of the Bylaws, approve the appointment and removal of the person responsible for Internal Audit based on a proposal signed by the Audit Committee. Certified for Quality Assessment (QA) by The Institute of Internal Auditors, through its Brazilian counterpart Instituto dos Auditores Internos do Brasil, the Audit Department consists of professionals with diverse educational backgrounds (Business, Economics, Accounting Sciences, Engineering, Systems Analysis, etc.), which enables it  to engage  in  a  works of different nature. The vast majority of the team members have graduate degree studies, some of whom holding certifications such as Certification in Control-Self Assessment (CCSA), and COBIT (Control Objectives for Information and Related Technologies).

4.4.2 In the event that this activity is outsourced, the internal audit services shall not be performed by the same firm providing audit services on the financial statements. The Company shall not contract internal audit with anyone having provided independent audit services thereto less than three years earlier.

P

In line with national and international standards, internal audit services, if outsourced, shall not be carried out by the same company providing audit services on the financial statements. Additionally, the Company informs that it gives priority to using professionals from its own personnel, who are hired via public exam, for internal audit activities. If such services should need to be outsourced, the contracting thereof would have to be conducted based on a specific regulation in compliance with Law No. 13,303/16 (State-Owned Companies Law).

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

REPORT ON THE BRAZILIAN CODE OF CORPORATE GOVERNANCE - PUBLICLY-HELD COMPANIES

CVM Instruction 480/2009 - Annex 29-A

Fiscal Year Starting on: January 1, 2018
Fiscal Year Ending on: December 31, 2018
Reference Date: December 31, 2019

Approved by the Board of Directors on: July 26, 2019

4.5.1 The Company shall have a risk management policy in place, as approved by the board of directors, which includes a definition of the risks from which protection is sought, the tools used to provide such  protection,  the  organizational framework for risk management, and a suitability  assessment of the operating framework and internal controls designed to check  its  effectiveness, while establishing guidelines for setting acceptable limits to the Company’s exposure to such risks.

S

The Company has had a formal corporate risk management policy in place since 2010, the latest revision of which was approved by the Board of Directors on December 18, 2018. Such policy includes requirements recommended by the Code,  among other  things, aims  to set  guidelines and  define corporate risk management concepts and competencies. The risks from which protection is sought and the tools used to  provide  such  protection are contemplated by the Company’s risk management methodology, which is based on the COSO ERM - Committee of Sponsoring Organizations of the Treadway Commission – Enterprise Risk Management model in a flexible way to reflect the  characteristics and  peculiarities of  both Sabesp and its business environment. The risk management organizational framework is set forth in article 34, together  with  Article  20,  Paragraph 1, of the Bylaws, which provides for the existence of a department reporting to the Chief Executive Officer and led by a statutory officer appointed by the Board of Directors to carry out compliance and risk management activities. A corporate risk map, approved  by  the  Board  of Directors, is maintained to monitor the global and domestic trends to foresee scenarios that may adversely affect the operations, thus ensuring the compliance with strategic goals. In this sense, the risks are divided into four types (strategic, financial, operational and compliance) and monitored through indicators, periodically measured for their impact and likelihood of occurrence. When necessary, such risks are evaluated by the competent hierarchical levels to define mitigating actions required for each situation. Risks assessed at a significant and critical level are monitored by the Company’s Executive Board and Board of Directors. As of the  date of  this Corporate  Governance Report, the compliance and risk management area  has professionals trained in data processing, mathematics, accounting, engineering, chemistry, social sciences and business administration, some of whom hold graduate, master’s and/or doctor’s degrees. Concerning risk exposure limits, the policy sets forth a guideline whereby they must be determined by threshold levels, considering impact and likely of occurrence. For more information, see item 5 of the Reference Form filed at CVM on June 14, 2019 (referring to the base date of December 31, 2018).

4.5.2 It is incumbent upon the board of directors to ensure that the executive board has mechanisms and internal controls in place to know, assess and control risks, so they can be kept at levels compatible to the limits set, including a compliance program aimed at compliance with laws,  regulations  and  internal and external rules.

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According to the Company’s Corporate Risk Management Policy, risks must be assessed and monitored across the board in the organization, and the assignment of responsibilities for risk approval and treatment must observe hierarchic levels. In addition to being in charge of assessing the  effectiveness of corporate risk management and control procedures, the Board of Directors shall, among other things: (a) assess and approve the Institutional Policy of Risk Management; b) know the corporate risk management methodology; c) verify the effectiveness of the corporate risk management and control procedures; d) evaluate and approve the hierarchic levels defining risk  approval and  treatment responsibilities;  (e)  assess and approve from time to time the corporate risk mapping and risk mitigation action plans within the scope of responsibilities  of the  Board of  Directors; and (f) monitor and evaluate, every six months, the progress of the implementation of corporate risk mitigation action plans under its responsibility; g) know the result of the effectiveness evaluation of the risk management procedures, carried out by the Audit  Superintendence: h)  know the report of the risk management activities. Additionally, article 14, item XXXV, of the Bylaws charges  the  Board  of  Director  with  the  obligation to implement and oversee the risk management and internal control systems set up to prevent and mitigate the main risks to which the Company is exposed, including risks relating to the accuracy of its accounting and financial information and to events of corruption and fraud. In this regard, the Bylaws also provide that the Compliance Program shall be approved by the Board of Directors (art. 35(VI)), which is also responsible for discussing, approving and monitoring decisions pertaining to such program (art. 14(XXX)).

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

REPORT ON THE BRAZILIAN CODE OF CORPORATE GOVERNANCE - PUBLICLY-HELD COMPANIES

CVM Instruction 480/2009 - Annex 29-A

Fiscal Year Starting on: January 1, 2018
Fiscal Year Ending on: December 31, 2018
Reference Date: December 31, 2019

Approved by the Board of Directors on: July 26, 2019

4.5.3 The executive board shall assess, at least annually, the effectiveness of the risk management and internal control policies and systems, as well as the compliance program, and report to the board of directors on such assessment.

S

According to the Annual Audit Plan, the Internal Audit annually assesses the effectiveness of risk management and internal controls policies  and systems, as well as the compliance program, reporting to the Chief Executive’s Office and the Audit  Committee, which  is an  advisory body  of the  Board of Directors. That Audit Committee’s latest assessment took place on December 18th, 2018.

5.1.1 The Company shall have a conduct committee, which shall be given autonomy and independence and report directly to the board of directors, in charge of implementing, disseminating, training, reviewing  and  updating  the code of conduct and the grievance reporting channel, as well as conducting investigations and proposing corrective actions for breaches of the code of conduct.

P

The Company has an Ethics Commission reporting to Board of Directors and consisting of representatives of all its Offices and the areas of Audit, Ombudsman, People and Risk Management and Compliance. Its duties comprise drawing up, reviewing and disseminating the Code of Conduct and Integrity, as well as ensuring the Code is relevant, up-to-date, disseminated and enforced. However, any investigations and corrective actions for breaches of the Code are conducted in accordance with the nature of the occurrence, by the Audit Superintendence (high risk to the Company,  including fraud and corruption), Harassment Investigation Committee (bullying and sexual harassment) and decentralized units (other situations considered of low risk). The Ethics Committee establishes the penalty for sexual harassment cases  and  recommends  disciplinary  measures  for  bullying cases. The Ethics Committee must monitor and request periodic training on the Code of Employees and members  of  the Management.  Training for managers is provided by the Compliance Area, and for other leaders and employees, training is provided on the online platform of the Sabesp Business University. The Audit Superintendence is responsible for recording occurrences received by the Whistleblowing Channel.

5.1.2 The code of conduct, as prepared by the  executive  board  with  support from the conduct committee and approved by the board of directors, shall: (i) govern the Company’s internal and external relationships, describing the commitment expected by the Company from its directors, officers, shareholders, employees, suppliers and stakeholders, who shall adhere to appropriate conduct standards; (ii) manage conflicts of interest and provide for abstention of any member of the board of directors, the audit committee or the  conduct committee, if any, in case of conflict; (iii) clearly outline the scope and  reach of any actions aimed at investigating into the occurrence of any situations deemed  to have taken place with the use of insider information (for example,  using  insider information for business purposes or to gain advantages in any securities trading); and (iv) provide that ethical  principles shall underpin  any negotiations  of contracts, agreements, proposed amendments to  the bylaws,  as  well  as any of the policies governing the entire Company, and set a maximum amount for third-party goods or services that managers and employees may accept free of charge or as a favor.

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COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

REPORT ON THE BRAZILIAN CODE OF CORPORATE GOVERNANCE - PUBLICLY-HELD COMPANIES

CVM Instruction 480/2009 - Annex 29-A

Fiscal Year Starting on: January 1, 2018
Fiscal Year Ending on: December 31, 2018
Reference Date: December 31, 2019

Approved by the Board of Directors on: July 26, 2019

5.1.3 The whistleblowing channel shall be given  autonomy  and  independence and be impartial, following procedural guidelines set forth by  the  executive  board and approved by the board of directors. It shall be operated in an independent and impartial manner and ensure the anonymity of its users, while timely fostering the investigations and actions needed.

S

The Company has an internal Whistleblowing Channel ready to handle any internal and external reports of deviations from the Code of Conduct and Integrity. The guidelines for the whistleblowing channel, as approved by the Executive Board and the Board of Directors, provide that: (a) Any and all leaders or employees, irrespective of their position or title, or any contractor, faced with any suspected or known situation deemed unlawful, shall report the fact to the Sabesp Whistleblowing Channel; (b) Every  fact or  act suspected to be  unlawful  shall be  identified as an event  and recorded,  and the relevant investigation shall be deployed, to the extent that minimum elements exists with which to work; (c) Any investigation  shall  at  all  times be conducted in an objective and impartial manner, upholding the principles of immediacy and due process; (d) Anonymity is ensured in every event, unless a court ruling determines otherwise; (e) Information secrecy and confidentiality shall be  preserved  throughout  the  investigation  process; (f) In view of the employer’s disciplinary power, the application of any penalty shall take place in the cases set forth in the CLT (Brazilian Consolidated Labor Laws); and (g) With a view to improving the channel’s independence, the reports shall be taken with the support of  a third-party firm of renowned capability. Compliance by a third-party firm is being hired by the company. The Audit Superintendence is responsible for recording occurrences received at by the Whistleblowing Channel.

5.2.1 The Company’s governance rules shall ensure a clear separation and definition of functions, duties and responsibilities associated with all governance agents. They shall also set the approval limits for each hierarchic  level  with  a view to minimizing any potential conflicts of interest.

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Without prejudice to any statutory or regulatory provisions, the Bylaws provides for the duties of the Shareholders’ Meeting (art. 5), the Board of Directors (art. 14), the Executive Board (art. 19) and the officers, taken individually (art. 20), the fiscal council (art. 22), the Audit Committee (art. 28),  the Eligibility and Advice Committee (art. 31, § 1), and the Internal Audit (art. 36). It is also noted that the Internal Regulations for those bodies also contain detailed provisions and add a few powers and duties. Additionally, the Bylaws also sets approval limits for  the  closing  of  any  legal  transactions by the relevant bodies: the Board of Directors (art. 14, item XXII), and the Executive Board (art. 19, item III(b)).

5.2.2 The Company’s governance rules shall be made public and require anyone who is not independent in respect of any matter under discussion or resolution   by the Company’s governing or supervising bodies shall report, in  a  timely fashion, their conflict of interests or particular interest. Failing this, such rules  shall require another person to report the conflict if it is known thereto, in which case, as soon as the conflict of interest relative to a  specific topic  is identified,  the person concerned shall withdraw, including physically, from the discussions and resolutions. The rules shall also provided that any  such  temporary withdrawal shall be recorded in the relevant minutes.

S

According to the Code of Conduct and Integrity, leaders and employees, in discharging their internal  and  external  duties, shall  ensure that  there are no conflicts of interest with the Company and make any situations or doubts concerning any conflicts of interest known to their superiors or the  relevant bodies. Additionally, the Related-Party Transactions Policy, as approved by the Board of Directors, has determined  that, in  any situations where conflicts of interest may be involved, the members of the statutory bodies shall:  (a) state  their impediment,  as soon  as the  relevant  fact  comes to their attention; (b) refrain from taking part in any discussion or resolution on the  matter; (c)  cause the  minutes of  the meeting  to reflect  said fact; and (d) withdraw from the relevant discussions and resolutions. In addition, if any member of a statutory body having a conflict  of interest with the Company or a particular interest in the matter under discussion fails to state their impediment, any other member  of the  relevant  body  having knowledge of the conflict of interest shall report it, and the minutes shall reflect such member's  withdrawal  from  any  discussion  and  resolution on the matter. Sabesp’s Code of Conduct and Integrity and the Corporate Related-party Transactions Policy are available on the website of  the Company (www.sabesp.com.br/investidores) and of the Brazilian Securities Commission (www.cvm.gov.br).

5.2.3 The Company must have conflict of interest management mechanisms for the matters submitted to vote at shareholders’ meeting, so that it can  receive  and process reports of conflict of interest and annul any votes cast in conflict,  even if the process may take place after the meeting.

N

The Company does not have any conflict of interest management mechanisms for votes of the shareholders’ meeting, but it informs that it does have    in its Bylaws (Art. 52) a provision requiring any such dispute as  may arise  among an  issuer, shareholders, managers and  Advisory Board members to  be resolved by arbitration before the Market Arbitration Panel, in accordance with the regulations thereof.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

REPORT ON THE BRAZILIAN CODE OF CORPORATE GOVERNANCE - PUBLICLY-HELD COMPANIES

CVM Instruction 480/2009 - Annex 29-A

Fiscal Year Starting on: January 1, 2018
Fiscal Year Ending on: December 31, 2018
Reference Date: December 31, 2019

Approved by the Board of Directors on: July 26, 2019

5.3.1 The bylaws shall specify which transactions with related parties are to be approved by the board of directors, excluding from the process any members potentially having conflicting interests.	S

5.3.2 The board of directors shall approve and implement a related-party transactions policy, which shall include, among other rules: (i) a provision that, prior to the approval of any specific transactions or transaction contracting guidelines, the board of directors shall request that the executive board provide market alternatives to the relevant transaction with related parties, as adjusted  by the risk factors involved; (ii) a prohibition of any such compensation methods for advisors, consultants or intermediaries as may create  conflicts  of  interest with the Company or its managers, shareholders or classes of shareholders; (iii)     a prohibition of any loans in favor of the controlling shareholder and managers;

(iv) the events of related-party transactions that are to be based on independent appraisal reports issued without the participation of any party involved in the transaction in question, whether it is a  bank,  attorney,  specialized  consulting firm or otherwise, using realistic assumptions and  information  signed  off  by third parties; and (v) that any reorganization involving related  parties  shall  ensure an equitable treatment for all shareholders.

P

The Company has a Related-Party Transactions Policy in place which contemplates part of the  requirements listed  in this section of  the Code, as set  out in the following items. (i) The Policy provides that any such transactions shall be conducted on an arm's length basis and,  where that  is not  possible, that justifications for said transactions are presented, including where compensatory payment is needed. The Audit Committee, which is responsible for previously reviewing any transactions in excess of R$20 million, may request market alternatives to such transactions, which shall, whenever possible, be adjusted by the risk factors involved. Upon review, the Audit Committee shall present to the Board of Directors  its conclusions  on the appropriateness of the Policy and other relevant rules. (ii) Concerning the prohibition of any such compensation methods for advisers, consultants or intermediaries as may create conflicts of interest with the Company or its managers, shareholders or classes of shareholders, it is important to add that the Policy does not contain any provision specifically on  this topic  because the  Company’s contracts  are governed  by its  Internal Regulations  for Bidding  and Procurement issued in accordance with the provisions  of Federal Law No.  13.303/16. (iii) The prohibition of    loans in favor of the controlling shareholder or managers is set forth in item 3.6 of the Policy; (iv) and (v) As for  situations requiring appraisal reports  and corporate restructuring, the Company is governed by Federal Law No. 6.404/76 and CVM Guiding Opinion No. 35/08, combined with the By-Laws and the Related-Party Transactions Policy, as applicable.

5.4.1 The Company shall adopt, by decision of the board of directors, a securities trading policy for securities issued thereby, which policy  shall, without prejudice to the Company’s compliance with the CVM regulations,  provide  for  controls that enable all trades made to be tracked, as well as the investigation and punishment of those responsible on the event of breach of such policy.

S

The Company has a Policy on the Trading of Securities issued by it.   The Self-statement (item 3.3.10 of the Policy) is the control  method in  place for   any trades made. With respect to American Depositary Receipts (“ADRs”), item 3.3.7 of the Policy provides that any individuals covered by the Policy wishing to deal in Sabesp’s ADRs shall: (a) register themselves with the Company’s ADR depositary bank; (b)  carry  out  their  transactions  in  accordance with the US stock market rules, including, but not limited to, the Securities Act of 1933 and the Securities Exchange Act of 1934, as well as said Policy; and (c) carry out their transactions in accordance with the Depositary Agreement in force between Sabesp, the Depositary, and the ADR owners and holders. The Policy provides that any violation of its provisions and those of Brazilian Securities Commission (“CVM”) Instruction No. 358/2002 constitutes material breach, for the purposes of article 11, § 3, of Federal Law No. 6,385/1976. Any breaches of the  Policy involving employees are subject to the rules set forth in the corporate procedure for investigation of cases and determination of penalties.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

REPORT ON THE BRAZILIAN CODE OF CORPORATE GOVERNANCE - PUBLICLY-HELD COMPANIES

CVM Instruction 480/2009 - Annex 29-A

Fiscal Year Starting on: January 1, 2018
Fiscal Year Ending on: December 31, 2018
Reference Date: December 31, 2019

Approved by the Board of Directors on: July 26, 2019

5.5.1 With a view to ensuring greater transparency concerning the use of Company resources, a policy must be drawn up concerning voluntary contributions, including those related to political activities, which shall contain clear and objective principles and rules, and be approved by the board of  directors and implemented by the executive board.

P

The Company adopts a formal donation policy approved by the Board of Directors on January 17, 2019. However, this policy includes part of the requirements recommended by the Code, as explained below. The policy establishes limits and the scope to approve donations. All donations made during the period must be annually reported to the Executive Board. The said policy prohibits donations, directly or indirectly, to political parties and their candidates. In addition, the Company: (i) has a Corporate and Financial Support Counselor approved by the Executive Board; (ii) observes the provisions of State Decree No. 61.700/15; and (iii) has a Code of Conduct and Integrity, as approved by the Board of  Directors on June  21st, 2018,  which prohibits sponsorship and donations representing a political or personal favor from any professional connected with Sabesp, as well as any donation or use of Sabesp resources (funds, assets, vehicles, equipment, e-mails, corporate network and cellular phones, etc.) in political campaigns intended to support political any parties or candidates, among other practices that are prohibited by specific laws.

5.5.2 The policy must provide that the board of directors shall be the body responsible for approving all disbursements relating to political activities.	S

5.5.3 The voluntary contribution policy for State-controlled companies or companies having relevant, reiterated relationships with the State shall prohibit contributions or donations to political parties or related individuals, notwithstanding that they may be permitted by law.

S

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: August 27, 2019

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.